                                                              EXHIBIT 99.(e)(13)

                               FISCAL YEAR 2001
                               ----------------
                             ANNUAL INCENTIVE PLAN
                             ---------------------

The following sets forth the purpose, terms and performance objectives for Fiscal Year 2001 adopted by the Compensation and Selection Committee (the "Committee") of the Board of Directors pursuant to the Litton Industries, Inc. Performance Award Plan, as approved by the shareholders on December 5, 1996 (the "PAP").

Purpose
-------

The purpose of the Fiscal Year 2001 Annual Incentive Plan (the "Plan") is to reward Litton's key employees for individual performance and for achieving financial performance consistent with Litton Corporate, Group, Division and SBU goals.

The individuals selected to participate in the Plan (the "Participant(s)") are expected to conduct their business in an ethical manner, consistent with Litton's Statement of Principles and Standards of Conduct and to make decisions that ensure Litton's long-term viability.

Eligible Employees
------------------

Eligible Participants shall consist of the executive officers, corporate officers and other key employees of Litton, its subsidiaries and affiliates as set forth in the schedules hereto and approved by the committee.

Performance Objectives
----------------------

The performance objectives for determining awards under the Plan are specified in the following Schedules:

                    Schedule A - Senior Executive Participants
                    Schedule B - Corporate Participants
                    Schedule C - Group Participants
                    Schedule D - Division and SBU Participants
                    Schedule E - Performance Objectives

The financial performance objectives may only be changed upon the approval of the Committee pursuant to the provisions of the PAP.

Incentive Awards
----------------

A Participant's award for Fiscal Year 2001 will be determined on the basis of a Participant's individual performance and the attainment of financial performance objectives. The individual awards shall be the percentage of base pay as of July 31, 2001, as set forth in the relevant Schedule. Award levels are Threshold, Commitment and Maximum. The amount of each Participant's actual award is subject to the discretion of the Committee as described in Schedules A and C, and of the Chief Executive Officer with respect to Schedules B and D. No award will be earned for below-Threshold performance.

The Committee will approve the awards following the end of Fiscal Year 2001.

No individual may receive an award in excess of $2 million.

Distribution of Awards
----------------------

Except as noted below, all awards shall be payable in one lump sum.

Deferral of Award
-----------------

A Participant who, as of January 1, 2001 meets the criteria to participate in Litton Industries, Inc. Restoration Plan, may elect in writing, prior to April 30, 2001, to defer the receipt of the payment of all or a portion of an award. Deferral is permitted until the specific date(s) chosen at the time of the election.

On the date an incentive award is made, the Corporation will credit to a deferring Participant a number of units equal to the number of shares of the Corporation's common stock which could have been purchased on such date at fair market value with the dollar amount of the deferred incentive award.

Deferred awards shall be paid in common stock of the Corporation. On the date of election of deferral, a Participant may elect to receive the payment of any deferred award in a lump sum or in not more than ten equal annual payments, commencing with the date of retirement, termination, or other date certain elected.

Right to Award
--------------

To be entitled to payment of an award, the Participant must be in the continuous employ of the Corporation or its subsidiaries until the first day of the calendar month following Committee approval of the awards. Termination of the employment of a Participant prior to any such date shall result in a forfeiture of any and all cash amounts as yet unpaid to such Participant. Notwithstanding the foregoing, payments will be made if termination of employment is due to death, disability, retirement or a change of control of the Corporation.

Termination of Employment Due to Death, Disability or Retirement. If a Participant's employment terminates because of death, disability or retirement, the award will be adjusted pro rata to reflect participation prior to termination.

Termination of Employment for Other Reasons. If a Participant's employment terminates for any reason other than death, disability, retirement or a change of control of the Corporation, all of the Participant's rights to an award for the fiscal year then in progress will be forfeited. However, the Committee, in its sole discretion, may approve an award for the portion of the fiscal year that the Participant was employed.

Change of Control. In the event of a change of control as defined in the contracts issued under the Litton Industries, Inc. 1984 Long-Term Stock Incentive Plan, any awards outstanding as of the date the change of control occurs shall immediately vest and become payable.

Beneficiary Designation
-----------------------

Each Participant will be allowed to designate a beneficiary to receive the cash and/or deferred award upon his or her death. Such designation will be made by the Participant properly completing the Beneficiary Designation Form provided to the Participant by the Corporate Secretary's office and returning such form to the Controller of the Corporation. If a properly completed Beneficiary Designation Form is not timely received by the Controller of the Corporation, then any amounts owing upon the death of a Participant will be payable to such Participant's estate.

Miscellaneous
-------------

The Plan will be administered in accordance with the terms and conditions approved by the Committee. The Plan may be changed, modified, amended or terminated at any time by the Committee, subject to the terms of the PAP. The Plan does not constitute an employment contract between Litton and any Participant.

                                       3